

Stephen King · 2nd

Startup - $100m exit; Midsize - Nasdaq $8bn; Turn Around - $300m in shareholder value; Multi National - Head of Europe

Greater Bend Area · 500+ connections · **Contact info**

 SousZen

Featured



Congrats to Toast for achieving $8bn valuation and planning 2021 IPO. Real validation of the restaurant software space, especially with the Covid overhang...

...

Report: Restaurant Tech Company Toast Is Now Valued at $8B, Could IPO in 2021
thespoon.tech · 2 min read

🌀 9 · 1 comment

Experience



Founder
SousZen · Full-time
Jan 2019 – Present · 2 yrs 1 mo
Bend, Oregon Area

SousZen. Connecting kitchens. Creating insight

Orchestrating Commercial Kitchens and Automating the Expeditor Function.. Leveraging AI and queuing theory, we orchestrate food prep with a Saas platform that guarantees consistency, enables local operators to become better business people and capturing trends across the network to create actionable insight.
Partnerships established with PepsiCo, Innit and Haier with first customer TostiCentros in Mexico.

 HOME | SousZen    Restaurant Automation | SousZen | United States

Chairperson
Relay Resources · Part-time
May 2017 – Present · 3 yrs 9 mos
Portland, Oregon Area



Create opportunities for people to overcome barriers, achieve independence, and realize a stronger sense of purpose through training, employment, and housing. Manage over $80m in affordable housing and employ 800 people with disabilities as we transform the culture from fear to love.

 Relay Resources | Working. Together. |...

Lecturer
University of Oregon - Charles H. Lundquist College of Business · Part-time
Sep 2012 – Aug 2019 · 7 yrs
Portland, Oregon Area



Teach MBA class on Organizational Management - From history of management thought to organizational wisdom by way of motivation, happiness and team work.

 Oregon Executive MBA

Entrepreneur In Residence
Xinova · Full-time
Jul 2018 – Mar 2019 · 9 mos
Greater Seattle Area



Xinova is a "market network" that connects large corporations to innovators and brings those solutions to market through licensing, or company formation - I identified the opportunity in food digitization and creating a food cart appliance, Created business plan for SousZen after successful prototype for PepsiCo

 Thinking about open innovation? Think...

Director
Cascadian Group, LLC · Full-time



Aug 2017 – Sep 2018 · 1 yr 2 mos
Bend, Oregon

Cascadian Group, LLC ("Cascadian") is a private firm dedicated to venture development, executive management consulting, and M&A support. We are on a mission to build better businesses, and believe in reaching beyond minor incremental improvements to seek crucial opportunities that can substantially enhance a company's performance and value. Our clients are typically early ...see more

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Education



University of Pennsylvania - The Wharton School
Executive Development Program
1996 – 1996



Pacifica Graduate Institute
M.A., Mythology and Depth Psychology
2001 – 2005



The London School of Economics and Political Science (LSE)
B.Sc Honours, Economics and Statistics
1978 – 1981

Sponsored through by the International Commodity Clearing House in the city of London where I worked each summer.

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Volunteer experience



Senior Advisor
Ashoka
2010 – Present • 11 yrs
Economic Empowerment

I work with established Ashoka fellows to help them scale and take their organizations to the next level



Advisor
PlanetRead
2010 – 2011 • 1 yr
Education

Increasing Literacy - Ranked #27, The Top 100 Global NGOs, by The Global Journal, 2012 and winner of many social innovation awards as well as Clinton Global Initiative, BookBox (Creating culturally appropriate content with same language subtitling)



Advisor
Lend-A-Hand
2011 – 2012 • 1 yr
Education

Working at the intersection of education and livelihood, creating employment and entrepreneurship opportunities for the rural youth of India. Making the school education practical and relevant by providing job/life skills training, aptitude testing, career counseling, and bridge loan for micro-enterprises

http://www.lend-a-hand-india.org/

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Skills & endorsements

Start-ups · 99+

 Endorsed by **Holly Files and 6 others who are highly skilled at this**

 Endorsed by **3 of Stephen's colleagues at Harmonic**

Strategy · 85

 Endorsed by **Holly Files and 7 others who are highly skilled at this**

 Endorsed by **11 of Stephen's colleagues at Tektronix**

Business Development · 49

 Endorsed by **Gerry Perkel and 2 others who are highly skilled at this**

 Endorsed by **9 of Stephen's colleagues at Tektronix**

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Recommendations

Received (0)   **Given (1)**



Elke Heiss
Chief Marketing Officer at Y
Soft

In High Tech it is so hard to find marketing professionals who get it. It takes so long to educate them at your expense. Elke is smart

October 13, 2009, Stephen was a
client of Elke's

and creative and gets it quickly. She has an uncanny knack to relate
to the technical audience. Great asset fo any marketing effort.

Interests

 **Chris Nassetta**
President and CEO at Hilton
173,919 followers

 **Bend, Oregon**
1,864 members

CXO Global Collaborative
101 members

 **Bill Gates** in
Co-chair, Bill & Melinda Gates Foundation
31,282,331 followers

TenX
168 members



 **Harvard Business Review Discussion Gro...**
1,998,130 members

See all